UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SKYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

83083D 10 7

(CUSIP Number)

Fay M .Matsukage
Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300
Denver, CO 80203

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thaddeus (Ted) F. Marek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ (See Instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,381,500
	8	SHARED VOTING POWER 2,548,000
	9	SOLE DISPOSITIVE POWER 5,381,500
	10	SHARED DISPOSITIVE POWER 2,548,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,929,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   (INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.                      Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, $0.001 par value (“Common Shares”), of Skye International, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 7701 E. Gray Road, Suite 4 Scottsdale, Arizona 85260.

Item 2.                      Identity and Background.

(a)           Name:  Thaddeus (Ted) F. Marek

(b)	Present principal occupations: Principal and designated broker for Ted Marek Real Estate Co.

(c)           Address of principal office:  9977 N. 90th Street, Suite 220, Scottsdale, Arizona 85258

(d)           Conviction in a criminal proceeding:  no

(e)           Violations of federal or state securities laws:  no

(f)           Citizenship:  United States

Item 3.                      Source and Amount of Funds or Other Consideration.

Mr. Marek, through Ted Marek Real Estate Defined Benefit Pension Plan (the “Plan”), was issued 175,000 shares of common stock of the Issuer in connection with investments of debt securities of the Issuer totaling $350,000 in 2004.  Mr. Marek, the Plan and Ted Marek Family Trust (the “Trust”) began purchasing shares of the Issuer in the open market beginning in December 2006.  Mr. Marek and his wife, Beverly A. Marek, are the trustees of the Trust.  Personal funds were used for all investments and purchases.

During 2007 and through April 10, 2008, Mr. Marek, the Plan and the Trust purchased a total of 6,408,000 shares from the Issuer for $686,715 in private placements.

During 2007 and through April 10, 2008, the Issuer has issued Mr. Marek a total of 250,000 shares for his service as a director.

Item 4.                      Purpose of Transaction.

Mr. Marek became a director of the Issuer in January 2007 and an officer of the Issuer in October 2007.  The Issuer’s board of directors has determined that it is necessary for the Issuer to issue debt and/or equity securities to implement its plan of operations.  Mr. Marek, the Plan, and/or the Trust may participate in a private placement of such securities from time to time.

As a director, Mr. Marek tries to determine whether the persons serving as directors or management best serve the needs of the Issuer.  Accordingly, from time to time, Mr. Marek may propose a change to the Issuer’s board of directors and/or management in carrying out this duty.

A reverse split of the Issuer’s common stock has been proposed but not yet implemented.

Except as described herein, Mr. Marek does not presently have any plan and is not considering any proposal that relates or would result in any of the actions enumerated in Item 4 of Schedule 13D.  Mr. Marek may form such a plan or proposal in the future.

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Item 5.                      Interest in Securities of the Issuer.

(a)
As April 10, 2008, Ted Marek owns 1,051,500 shares of common stock, Ted Marek Family Trust owns 2,548,000 shares, and Ted Marek Real Estate Defined Benefit Pension Plan owns 4,330,000 shares.  As of April 10, 2008, Ted Marek, Ted Marek Family Trust and Ted Marek Real Estate Defined Benefit Pension Plan as a group had a beneficial interest in 7,929,500 shares of common stock of the Issuer (18.6%) of the Issuer.

(b)	As of April 10, 2008, Ted Marek had sole power to vote and dispose of 5,381,500 shares of common stock and shared power to vote and dispose of 2,548,000 shares of common stock.

(c)
During the sixty-day period preceding the filing of this Schedule 13D, there were no transactions in the Issuer’s shares of common stock other than as follows:  the issuance of 150,000 shares for director’s fees on April 9, 2008 and the sale of 5,487,500 shares for $439,000 on April 9, 2008.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock beneficially owned by Mr. Marek, except Beverly A. Marek to the extent of the shares owned by the Trust.

(e)	Mr. Marek continues to be the beneficial owner of more than five percent of the Issuer’s outstanding shares of common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.                      Material to be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2008	/s/ Ted F. Marek
Thaddeus (Ted) F. Marek